UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MMC Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

55312Q208
(CUSIP Number)

June 29, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]         Rule 13d-1(b)
[X]           Rule 13d-1(c)
[ ]         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person	STEPHENS INVESTMENT MANAGEMENT, LLC
IRS Identification No. of Above Person	37-1453825
2	Check the Appropriate Box if a member of a Group	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	1,155,740
6	Shared Voting Power	0
7	Sole Dispositive Power	1,155,740
8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person	1,155,740
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9	8.3%
12	Type of Reporting Person	OO

1	Name of Reporting Person	ORPHAN FUND, L.P.
IRS Identification No. of Above Person	94-3108651
2	Check the Appropriate Box if a member of a Group	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	579,616
6	Shared Voting Power	0
7	Sole Dispositive Power	579,616
8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person	579,616
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9	4.2%
12	Type of Reporting Person	PN

1	Name of Reporting Person	PAUL H. STEPHENS
IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	0
6	Shared Voting Power	1,155,740
7	Sole Dispositive Power	0
8	Shared Dispositive Power	1,155,740
9	Aggregate Amount Beneficially Owned by Each Reporting Person	1,155,740
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9	8.3%
12	Type of Reporting Person	IN

1	Name of Reporting Person	P. BARTLETT STEPHENS
IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	0
6	Shared Voting Power	1,155,740
7	Sole Dispositive Power	0
8	Shared Dispositive Power	1,155,740
9	Aggregate Amount Beneficially Owned by Each Reporting Person	1,155,740
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9	8.3%
12	Type of Reporting Person	IN

1	Name of Reporting Person	W. BRADFORD STEPHENS
IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	0
6	Shared Voting Power	1,155,740
7	Sole Dispositive Power	0
8	Shared Dispositive Power	1,155,740
9	Aggregate Amount Beneficially Owned by Each Reporting Person	1,155,740
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9	8.3%
12	Type of Reporting Person	IN

Item 1(a).  Name of Issuer:

MMC Energy, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

26 Broadway, Suite 907
New York, NY 10004

Item 2(a).  Names of Persons Filing:

Stephens Investment Management, LLC (“SIM”)

Orphan Fund, L.P. (“Orphan”)

Paul H. Stephens (“Paul Stephens”)

P. Bartlett Stephens (“Bart Stephens”)

W. Bradford Stephens (“Brad Stephens”)

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The principal business address of each reporting person is One Sansome Street, Suite 2900, San Francisco, CA  94104.

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2-6 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e).  CUSIP Number:

55312Q208

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)                 [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)                 [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)                 [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)                 [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)                 [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)                 [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)                 [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)                 [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)                 [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)                 [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2-6 of this Schedule, which Items are incorporated by reference herein.

SIM, as general partner and investment manager of Orphan and other client accounts, may be deemed to have the power to direct the voting or disposition of the Issuer’s common stock held by Orphan or any such other accounts.  Therefore, SIM, as Orphan’s and those other accounts’ general partner and investment manager, and Paul Stephens, Brad Stephens and Bart Stephens, as managing members and owners of SIM, may be deemed to beneficially own the common stock owned by Orphan and such other accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, insofar as they may be deemed to have the power to direct the voting or disposition of that common stock.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that SIM, Paul Stephens, Brad Stephens or Bart Stephens is, for any other purpose, the beneficial owner of any securities to which this Schedule relates (the “Securities”), and each of SIM, Paul Stephens, Brad Stephens and Bart Stephens disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

           Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The reporting persons have calculated their beneficial ownership percentages reported herein in reliance upon information provided by the Issuer that the Issuer had 13,907,347 shares of common stock outstanding on July 10, 2007.  The Issuer’s information has not been separately reported on any annual, quarterly or current report filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on Form 10-K, 10-Q or 8-K, and may be inaccurate. As reported in the Issuer’s Post-Effective Amendment No. 2 to Form SB-2 Registration Statement Under the Securities Act of 1933 filed with the Commission on July 3, 2007, up to 9,090,910 shares of the Issuer’s common stock were offered to investors pursuant to the Registration Statement which became effective on July 3, 2007.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X] as to Orphan.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

SIM serves as general partner and investment manager to certain client accounts, in addition to Orphan, that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s common stock.  Other than as reported in this Schedule, no individual client’s holdings exceed five percent of that common stock.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2007	STEPHENS INVESTMENT MANAGEMENT, LLC By:/s/ W. Bradford Stephens W. Bradford Stephens Its Managing Member
ORPHAN FUND, L.P. By: STEPHENS INVESTMENT MANAGEMENT, LLC Its: General Partner By:/s/ W. Bradford Stephens W. Bradford Stephens Its Managing Member
/s/ Paul H. Stephens Paul H. Stephens
/s/ P. Bartlett Stephens P. Bartlett Stephens
/s/ W. Bradford Stephens W. Bradford Stephens

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 11

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: July 12, 2007	STEPHENS INVESTMENT MANAGEMENT, LLC By:/s/ W. Bradford Stephens W. Bradford Stephens Its Managing Member
ORPHAN FUND, L.P. By: STEPHENS INVESTMENT MANAGEMENT, LLC Its: General Partner By:/s/ W. Bradford Stephens W. Bradford Stephens Its Managing Member
/s/ Paul H. Stephens Paul H. Stephens
/s/ P. Bartlett Stephens P. Bartlett Stephens
/s/ W. Bradford Stephens W. Bradford Stephens